FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
 Enhertu granted Priority Review for HER2m NSCLC

19 April 2022 07:00 BST

Enhertu granted Priority Review in the US for patients with previously treated HER2-mutant metastatic non-small cell lung cancer

Based on pivotal DESTINY-Lung01 results showing AstraZeneca and Daiichi Sankyo's Enhertu demonstrated a 54.9% tumour response rate

If approved, Enhertu to provide patients with a much-needed targeted therapy option

AstraZeneca and Daiichi Sankyo have received notification of acceptance of the supplemental Biologics License Application (sBLA) of Enhertu (trastuzumab deruxtecan) for the treatment of adult patients in the US with unresectable or metastatic non-small cell lung cancer (NSCLC) whose tumours have a HER2 (ERBB2) mutation and who have received a prior systemic therapy. The application has also been granted Priority Review.

Enhertu is a HER2-directed antibody drug conjugate (ADC) being jointly developed by AstraZeneca and Daiichi Sankyo.

The Food and Drug Administration (FDA) grants Priority Review to applications for medicines that, if approved, would offer significant improvements over available options by demonstrating safety or efficacy improvements, preventing serious conditions, or enhancing patient compliance.1 The Prescription Drug User Fee Act (PDUFA) date, the FDA action date for their regulatory decision, is during the third quarter of 2022. The Priority Review follows Breakthrough Therapy Designation granted by the FDA for Enhertu in this cancer type in May 2020.

Lung cancer is the second most common form of cancer globally, with more than two million new cases diagnosed in 2020.2 For patients with metastatic NSCLC, prognosis is particularly poor, as only approximately 8% will live beyond five years after diagnosis.3 There are currently no HER2-directed therapies approved specifically for the treatment of HER2-mutant NSCLC,4 which occurs in approximately 2-4% of patients with non-squamous NSCLC.4,5

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "The DESTINY-Lung01 trial confirmed the HER2 mutation as an actionable biomarker in non-small cell lung cancer. If approved, Enhertu has the potential to become a new standard treatment in this patient population, offering a much-needed option for patients with HER2-mutant metastatic non-small cell lung cancer who currently have no targeted treatment options."

Ken Takeshita, MD, Global Head, R&D, Daiichi Sankyo, said: "The results of DESTINY-Lung01 showed that Enhertu is the first HER2-directed therapy to demonstrate a strong and robust tumour response in more than half of patients with previously treated HER2-mutant metastatic non-small cell lung cancer. Seeking approval in the US for a third tumour type in three years further demonstrates the significant potential of Enhertu in treating multiple HER2-targetable cancers."

The sBLA is based on data from the registrational DESTINY-Lung01 Phase II trial published in The New England Journal of Medicine, and is supported by the Phase I trial (DS8201-A-J101) published in Cancer Discovery.

Primary results from previously-treated patients with HER2-mutations (cohort 2) of DESTINY-Lung01 demonstrated a confirmed objective response rate (ORR) of 54.9% (95% confidence interval [CI]: 44.2-65.4) in patients treated with Enhertu (6.4mg/kg) as assessed by independent central review (ICR). One (1.1%) complete response (CR) and 49 (53.8%) partial responses (PR) were observed.

A confirmed disease control rate (DCR) of 92.3% was seen with a reduction in tumour size observed in most patients. After a median follow-up of 13.1 months, the median duration of response (DoR) for Enhertu was 9.3 months. The median progression-free survival (PFS) was 8.2 months and the median overall survival (OS) was 17.8 months.

The safety profile of the most common adverse events with Enhertu in DESTINY-Lung01 was consistent with previous clinical trials with no new safety concerns identified.

Enhertu is being further assessed in a comprehensive clinical development programme evaluating efficacy and safety across multiple HER2-targetable cancers, including breast, gastric, lung and colorectal cancers.

Notes

HER2-mutant NSCLC
Lung cancer is the second most common form of cancer globally, with more than two million new cases diagnosed in 2020.2 In the US, lung cancer is the second most commonly diagnosed cancer, with more than 236,000 new cases expected in 2022.6 For patients with metastatic NSCLC, prognosis is particularly poor, as only approximately 8% will live beyond five years after diagnosis.3

HER2 is a tyrosine kinase receptor growth-promoting protein expressed on the surface of many types of tumours, including lung, breast, gastric and colorectal cancers. Certain HER2 gene alterations (called HER2 mutations) have been identified in NSCLC as distinct molecular targets and have been reported in approximately 2-4% of patients with non-squamous NSCLC.4,5

While HER2 gene mutations can occur in a range of patients, they are more commonly found in patients with NSCLC who are younger, female, and have never smoked.7 HER2 gene mutations have been independently associated with cancer cell growth and poor prognosis, with an increased incidence of brain metastases.8 Although the role of anti-HER2 treatment is well established in breast and gastric cancers, HER2 is an emerging biomarker in NSCLC with no approved HER2-directed therapies.4,9 Next generation sequencing has been utilised in the identification of HER2 (ERBB2) mutations.10

DESTINY-Lung01
DESTINY-Lung01 is a global Phase II, open-label, two-cohort trial evaluating the safety and efficacy of Enhertu in patients with HER2-mutant (6.4mg/kg) or HER2-overexpressing (defined as IHC3+ or IHC2+) [6.4mg/kg and 5.4mg/kg] unresectable and/or metastatic non-squamous NSCLC who had progressed after one or more systemic therapies. The primary endpoint is confirmed ORR by ICR. Key secondary endpoints include DoR, DCR, PFS, OS and safety. DESTINY-Lung01 enrolled approximately 180 patients at multiple sites, including Asia, Europe and North America. For more information about the trial, visit ClinicalTrials.gov.

Enhertu
Enhertu is a HER2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC technology, Enhertu is the lead ADC in the oncology portfolio of Daiichi Sankyo and the most advanced programme in AstraZeneca's ADC scientific platform. Enhertu consists of a HER2 monoclonal antibody attached to a topoisomerase I inhibitor payload, an exatecan derivative, via a stable tetrapeptide-based cleavable linker.

Enhertu (5.4mg/kg) is approved in more than 40 countries for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received two or more prior anti-HER2-based regimens based on the results from the DESTINY-Breast01 trial.

Enhertu (6.4mg/kg) is approved in several countries for the treatment of adult patients with locally advanced or metastatic HER2-positive gastric or gastroesophageal junction (GEJ) adenocarcinoma who have received a prior trastuzumab-based regimen based on the results from the DESTINY-Gastric01 trial.

Enhertu development programme
A comprehensive development programme is underway globally, evaluating the efficacy and safety of Enhertu monotherapy across multiple HER2-targetable cancers, including breast, gastric, lung and colorectal cancers. Trials in combination with other anticancer treatments, such as immunotherapy, are also underway.

Regulatory applications for Enhertu are currently under review in Europe, Japan, the US and several other countries for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received a prior anti-HER2-based regimen based on the results from the DESTINY-Breast03 trial.

Enhertu also is currently under review in Europe for the treatment of adult patients with locally advanced or metastatic HER2-positive gastric or GEJ adenocarcinoma who have received a prior anti-HER2-based regimen based on the DESTINY-Gastric01 and DESTINY-Gastric02 trials.

Daiichi Sankyo collaboration
Daiichi Sankyo Company, Limited (TSE: 4568) [referred to as Daiichi Sankyo] and AstraZeneca entered into a global collaboration to jointly develop and commercialise Enhertu (a HER2-directed ADC) in March 2019, and datopotamab deruxtecan (DS-1062; a TROP2-directed ADC) in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and datopotamab deruxtecan.

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi (durvalumab) and tremelimumab; Enhertu and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. FDA. Priority Review. Available at: https://www.fda.gov/patients/fast-track-breakthrough-therapy-accelerated-approval-priority-review/priority-review. Accessed April 2022.
2. WHO. International Agency of Cancer Research. Cancer Today. 2020. Available at: https://gco.iarc.fr/today/home. Accessed April 2022.
3. American Cancer Society. Lung cancer survival rates. Available at: https://www.cancer.org/cancer/lung-cancer/detection-diagnosis-staging/survival-rates.html .. Accessed April 2022.
4. Liu S, et al. Targeting HER2 Aberrations in Non-Small Cell Lung Cancer with Osimertinib. Clin Cancer Res. 2018;24(11):2594-2604.
5. Campbell, JD, et al. Distinct patterns of somatic genome alterations in lung adenocarcinomas and squamous cell carcinomas. Nature Genetics. 2016;48(6):607-16.
6. American Cancer Society. Key Statistics for Lung Cancer. Available at: https://www.cancer.org/cancer/lung-cancer/about/key-statistics.html. Accessed April 2022.
7. Pillai RN, et al. HER2 mutations in lung adenocarcinomas: A report from the Lung Cancer Mutation Consortium. Cancer. 2017;123:4099-105.
8. Offin M, et al. Frequency and Outcomes of Brain Metastases in Patients With HER2-Mutant Lung Cancers. Cancer. 2019;125:4380-7.
9. Zhou J, et al. Clinical outcomes of patients with HER2-mutant advanced lung cancer: chemotherapies versus HER2-directed therapies. Ther Adv Med Oncol. 2020;12:1-9.
10. Hechtman J, et al. The Past, Present, and Future of HER2 (ERBB2) in Cancer: Approaches to Molecular Testing and an Evolving Role in Targeted Therapy. Cancer Cyto 2019; 127 (7): 428-431.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 April 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary